UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    or    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited interim consolidated Japanese GAAP financial statements as of and for the six months ended September 30, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
	Name:	Toru Nakashima
	Title:	Senior Managing Executive Officer Group Chief Financial Officer

Date: December 5, 2019

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019

On November 29, 2019, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2019 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the quarter ended September 30, 2019 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

INTERIM CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2019		September 30, 2019		September 30, 2019
Assets:
Cash and due from banks	*8	¥57,411,276	*8	¥57,733,385	$534,915
Call loans and bills bought		2,465,744		1,560,773	14,461
Receivables under resale agreements		6,429,365		7,023,069	65,071
Receivables under securities borrowing transactions		4,097,473		4,225,444	39,150
Monetary claims bought	*8	4,594,578		4,531,909	41,989
Trading assets	*8	5,328,778	*2, *8	7,163,908	66,376
Money held in trust		390		276	3
Securities	*1, *2, *8, *15	24,338,005	*1, *8, *15	27,067,238	250,785
Loans and bills discounted	*3, *4, *5, *6, *7, *8, *9	77,979,190	*3, *4, *5, *6, *7, *8, *9	78,658,306	728,790
Foreign exchanges	*7	1,719,402	*7	1,948,631	18,055
Lease receivables and investment assets		247,835		241,208	2,235
Other assets	*8	7,307,305	*8	7,941,002	73,575
Tangible fixed assets	*10, *11	1,504,703	*10, *11	1,483,885	13,749
Intangible fixed assets		769,231		785,010	7,273
Net defined benefit asset		329,434		344,096	3,188
Deferred tax assets		40,245		18,040	167
Customers’ liabilities for acceptances and guarantees		9,564,993		9,170,798	84,970
Reserve for possible loan losses		(468,808)		(450,318)	(4,172)

Total assets		¥203,659,146		¥209,446,667	$1,940,579

(Continued)
	Millions of yen				Millions of U.S. dollars
	March 31, 2019		September 30, 2019		September 30, 2019
Liabilities and net assets:
Liabilities:
Deposits	*8	¥122,325,038	*8	¥122,568,545	$1,135,630
Negotiable certificates of deposit		11,165,486		11,461,490	106,194
Call money and bills sold		1,307,778		1,435,491	13,300
Payables under repurchase agreements	*8	11,462,559	*8	14,383,071	133,263
Payables under securities lending transactions	*8	1,812,820	*8	2,360,780	21,873
Commercial paper		2,291,813		1,688,944	15,649
Trading liabilities		4,219,293		5,240,066	48,551
Borrowed money	*8, *12	10,656,897	*8, *12	11,151,369	103,320
Foreign exchanges		1,165,141		1,168,539	10,827
Short-term bonds		84,500		127,500	1,181
Bonds	*13	9,227,367	*13	9,461,081	87,659
Due to trust account	*8, *14	1,352,773	*8, *14	1,548,905	14,351
Other liabilities		4,873,630		5,759,934	53,367
Reserve for employee bonuses		70,351		48,666	451
Reserve for executive bonuses		3,091		—	—
Net defined benefit liability		31,816		32,928	305
Reserve for executive retirement benefits		1,374		1,096	10
Reserve for point service program		23,948		25,303	234
Reserve for reimbursement of deposits		7,936		4,102	38
Reserve for losses on interest repayment		147,594		126,581	1,173
Reserves under the special laws		2,847		2,847	26
Deferred tax liabilities		378,220		434,627	4,027
Deferred tax liabilities for land revaluation	*10	30,259	*10	30,168	280
Acceptances and guarantees	*8	9,564,993	*8	9,170,798	84,970

Total liabilities		192,207,534		198,232,842	1,836,680

Net assets :
Capital stock		2,339,443		2,339,964	21,680
Capital surplus		739,047		691,985	6,411
Retained earnings		5,992,247		6,188,945	57,342
Treasury stock		(16,302)		(14,189)	(131)

Total stockholders’ equity		9,054,436		9,206,705	85,303

Net unrealized gains (losses) on other securities		1,688,852		1,662,827	15,407
Net deferred gains (losses) on hedges		(54,650)		7,968	74
Land revaluation excess	*10	36,547	*10	36,456	338
Foreign currency translation adjustments		50,379		(27,087)	(251)
Accumulated remeasurements of defined benefit plans		(7,244)		(4,661)	(43)

Total accumulated other comprehensive income		1,713,884		1,675,503	15,524

Stock acquisition rights		4,750		4,065	38
Non-controlling interests		678,540		327,550	3,035

Total net assets		11,451,611		11,213,825	103,899

Total liabilities and net assets		¥203,659,146		¥209,446,667	$1,940,579

INTERIM CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30	Millions of yen				Millions of U.S. dollars
	2018		2019		2019
Ordinary income		¥2,952,805		¥2,707,673	$25,087
Interest income		1,214,050		1,268,398	11,752
Interest on loans and discounts		797,067		884,363	8,194
Interest and dividends on securities		190,546		166,523	1,543
Trust fees		2,183		2,129	20
Fees and commissions		604,534		624,407	5,785
Trading income		89,003		120,456	1,116
Other operating income		899,634		558,476	5,174
Other income	*1	143,398	*1	133,805	1,240
Ordinary expenses		2,272,605		2,149,313	19,914
Interest expenses		529,649		639,380	5,924
Interest on deposits		211,276		245,911	2,278
Fees and commissions payments		97,926		104,837	971
Trading losses		122		—	—
Other operating expenses		721,730		446,445	4,136
General and administrative expenses	*2	852,524	*2	858,710	7,956
Other expenses	*3	70,651	*3	99,938	926

Ordinary profit		680,199		558,359	5,173

Extraordinary gains	*4	143	*4	22,815	211
Extraordinary losses	*5, *6	5,187	*5, *6	2,196	20

Income before income taxes		675,155		578,978	5,364

Income taxes-current		108,031		104,493	968
Income taxes-deferred		53,478		31,167	289

Income taxes		161,509		135,661	1,257

Profit		513,646		443,317	4,107

Profit attributable to non-controlling interests		40,998		11,361	105

Profit attributable to owners of parent		¥472,648		¥431,955	$4,002

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Six months ended September 30	Millions of yen		Millions of U.S. dollars
	2018	2019	2019
Profit	¥513,646	¥443,317	$4,107
Other comprehensive income (losses)	22,152	(37,735)	(350)
Net unrealized gains (losses) on other securities	25,962	(28,523)	(264)
Net deferred gains (losses) on hedges	(24,691)	77,273	716
Foreign currency translation adjustments	54,633	(72,635)	(673)
Remeasurements of defined benefit plans	(5,353)	2,015	19
Share of other comprehensive income of affiliates	(28,397)	(15,865)	(147)

Total comprehensive income	535,799	405,581	3,758

Comprehensive income attributable to owners of parent	465,764	393,666	3,647
Comprehensive income attributable to non-controlling interests	70,034	11,915	110

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2018	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,338,743	¥758,215	¥5,552,573	¥(12,493)	¥8,637,039
Changes in the period
Issuance of new stock	699	699			1,398
Cash dividends			(126,950)		(126,950)
Profit attributable to owners of parent			472,648		472,648
Purchase of treasury stock				(70,048)	(70,048)
Disposal of treasury stock		(54)		326	271
Cancellation of treasury stock		(65,922)		(65,922)	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(18)			(18)
Increase due to increase in subsidiaries			4		4
Increase due to decrease in subsidiaries			2		2
Decrease due to increase in subsidiaries			(15)		(15)
Decrease due to decrease in subsidiaries			(1)		(1)
Reversal of land revaluation excess			261		261
Transfer from retained earnings to capital surplus		41,690	(41,690)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	699	(23,605)	304,259	(3,799)	277,554

Balance at the end of the period	¥2,339,443	¥734,610	¥5,856,833	¥(16,292)	¥8,914,594

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2018	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,688,842	¥(68,543)	¥37,097	¥36,906	¥59,121	¥1,753,424
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	13,019	(32,233)	(504)	17,941	(5,611)	(7,388)

Net changes in the period	13,019	(32,233)	(504)	17,941	(5,611)	(7,388)

Balance at the end of the period	¥1,701,862	¥(100,777)	¥36,592	¥54,848	¥53,510	¥1,746,036

(Continued)
	Millions of yen
Six months ended September 30, 2018	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥2,823	¥1,219,604	¥11,612,892
Changes in the period
Issuance of new stock			1,398
Cash dividends			(126,950)
Profit attributable to owners of parent			472,648
Purchase of treasury stock			(70,048)
Disposal of treasury stock			271
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(18)
Increase due to increase in subsidiaries			4
Increase due to decrease in subsidiaries			2
Decrease due to increase in subsidiaries			(15)
Decrease due to decrease in subsidiaries			(1)
Reversal of land revaluation excess			261
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(268)	(110,116)	(117,772)

Net changes in the period	(268)	(110,116)	159,781

Balance at the end of the period	¥2,555	¥1,109,488	¥11,772,674

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2019	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,339,443	¥739,047	¥5,992,247	¥(16,302)	¥9,054,436
Changes in the period
Issuance of new stock	521	521			1,043
Cash dividends			(132,582)		(132,582)
Profit attributable to owners of parent			431,955		431,955
Purchase of treasury stock				(100,039)	(100,039)
Disposal of treasury stock		(148)		478	330
Cancellation of treasury stock		(101,673)		101,673	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(47,584)			(47,584)
Decrease due to decrease in subsidiaries			(945)		(945)
Reversal of land revaluation excess			91		91
Transfer from retained earnings to capital surplus		101,821	(101,821)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	521	(47,062)	196,698	2,112	152,269

Balance at the end of the period	¥2,339,964	¥691,985	¥6,188,945	¥(14,189)	¥9,206,705

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2019	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,688,852	¥(54,650)	¥36,547	¥50,379	¥(7,244)	¥1,713,884
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	(26,024)	62,618	(91)	(77,467)	2,583	(38,381)

Net changes in the period	(26,024)	62,618	(91)	(77,467)	2,583	(38,381)

Balance at the end of the period	¥1,662,827	¥7,968	¥36,456	¥(27,087)	¥(4,661)	¥1,675,503

	Millions of yen
Six months ended September 30, 2019	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥4,750	¥678,540	¥11,451,611
Changes in the period
Issuance of new stock			1,043
Cash dividends			(132,582)
Profit attributable to owners of parent			431,955
Purchase of treasury stock			(100,039)
Disposal of treasury stock			330
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(47,584)
Decrease due to decrease in subsidiaries			(945)
Reversal of land revaluation excess			91
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(684)	(350,990)	(390,056)

Net changes in the period	(684)	(350,990)	(237,786)

Balance at the end of the period	¥4,065	¥327,550	¥11,213,825

(Continued)
	Millions of U.S. dollars
	Stockholders’ equity
Six months ended September 30, 2019	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	$21,676	$6,847	$55,520	$(151)	$83,892
Changes in the period
Issuance of new stock	5	5			10
Cash dividends			(1,228)		(1,228)
Profit attributable to owners of parent			4,002		4,002
Purchase of treasury stock				(927)	(927)
Disposal of treasury stock		(1)		4	3
Cancellation of treasury stock		(942)		942	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(441)			(441)
Decrease due to decrease in subsidiaries			(9)		(9)
Reversal of land revaluation excess			1		1
Transfer from retained earnings to capital surplus		943	(943)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	5	(436)	1,822	20	1,411

Balance at the end of the period	$21,680	$6,411	$57,342	$(131)	$85,303

	Millions of U.S. dollars
	Accumulated other comprehensive income
Six months ended September 30, 2019	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	$15,648	$(506)	$339	$467	$(67)	$15,880
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	(241)	580	(1)	(718)	24	(356)

Net changes in the period	(241)	580	(1)	(718)	24	(356)

Balance at the end of the period	$15,407	$74	$338	$(251)	$(43)	$15,524

(Continued)
	Millions of U.S. dollars
Six months ended September 30, 2019	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	$44	$6,287	$106,102
Changes in the period
Issuance of new stock			10
Cash dividends			(1,228)
Profit attributable to owners of parent			4,002
Purchase of treasury stock			(927)
Disposal of treasury stock			3
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(441)
Decrease due to decrease in subsidiaries			(9)
Reversal of land revaluation excess			1
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(6)	(3,252)	(3,614)

Net changes in the period	(6)	(3,252)	(2,203)

Balance at the end of the period	$38	$3,035	$103,899

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2018	2019	2019
Cash flows from operating activities:
Income before income taxes	¥675,155	¥578,978	$5,364
Depreciation	144,288	101,320	939
Losses on impairment of fixed assets	1,942	1,441	13
Amortization of goodwill	11,465	8,772	81
Gains on step acquisitions	—	(21,997)	(204)
Equity in (gains) losses of affiliates	(32,966)	(30,098)	(279)
Net change in reserve for possible loan losses	(69,782)	(16,490)	(153)
Net change in reserve for employee bonuses	(31,849)	(22,168)	(205)
Net change in reserve for executive bonuses	(3,861)	(3,163)	(29)
Net change in net defined benefit asset and liability	(15,294)	(14,928)	(138)
Net change in reserve for executive retirement benefits	(265)	(258)	(2)
Net change in reserve for point service program	1,366	1,355	13
Net change in reserve for reimbursement of deposits	(5,374)	(3,834)	(36)
Net change in reserve for losses on interest repayment	(21,802)	(21,012)	(195)
Interest income	(1,214,050)	(1,268,398)	(11,752)
Interest expenses	529,649	639,380	5,924
Net (gains) losses on securities	(50,350)	(145,150)	(1,345)
Net (gains) losses from money held in trust	(0)	(0)	(0)
Net exchange (gains) losses	501,302	(15,620)	(145)
Net (gains) losses from disposal of fixed assets	2,730	(62)	(1)
Net change in trading assets	(381,990)	(2,191,030)	(20,300)
Net change in trading liabilities	144,338	1,576,011	14,602
Net change in loans and bills discounted	(2,925,429)	(865,282)	(8,017)
Net change in deposits	2,620,325	536,885	4,974
Net change in negotiable certificates of deposit	241,394	297,455	2,756
Net change in borrowed money (excluding subordinated borrowings)	284,019	752,748	6,974
Net change in deposits with banks	730,224	(363,486)	(3,368)
Net change in call loans and bills bought and others	(4,687,521)	264,515	2,451
Net change in receivables under securities borrowing transactions	3,082,835	(127,970)	(1,186)
Net change in call money and bills sold and others	6,615,266	3,115,666	28,867
Net change in commercial paper	144,247	(600,980)	(5,568)
Net change in payables under securities lending transactions	(4,206,398)	547,960	5,077
Net change in foreign exchanges (assets)	(200,224)	(232,047)	(2,150)
Net change in foreign exchanges (liabilities)	190,742	4,319	40
Net change in lease receivables and investment assets	(26,678)	(6,527)	(60)
Net change in short-term bonds (liabilities)	(96,600)	43,000	398
Issuance and redemption of bonds (excluding subordinated bonds)	527,051	427,766	3,963
Net change in due to trust account	45,678	196,131	1,817
Interest received	1,197,660	1,280,550	11,865
Interest paid	(505,432)	(650,715)	(6,029)
Other, net	(458,382)	(73,212)	(678)

Subtotal	2,757,432	3,699,821	34,280

Income taxes paid	(102,143)	(110,823)	(1,027)

Net cash provided by (used in) operating activities	2,655,288	3,588,998	33,253

(Continued)
	Millions of yen				Millions of U.S. dollars
Six months ended September 30	2018		2019		2019
Cash flows from investing activities:
Purchases of securities		¥(12,743,154)		¥(21,343,615)	$(197,754)
Proceeds from sale of securities		7,979,168		14,239,901	131,936
Proceeds from redemption of securities		5,658,916		4,345,761	40,265
Purchases of money held in trust		(1)		(102)	(1)
Proceeds from sale of money held in trust		715		216	2
Purchases of tangible fixed assets		(310,509)		(39,833)	(369)
Proceeds from sale of tangible fixed assets		72,565		11,458	106
Purchases of intangible fixed assets		(58,291)		(66,582)	(617)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation		—		27,021	250

Net cash provided by (used in) investing activities		599,408		(2,825,773)	(26,182)

Cash flows from financing activities:
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		—		138,965	1,288
Redemption of subordinated bonds and bonds with stock acquisition rights		(5,076)		(113,000)	(1,047)
Dividends paid		(126,989)		(132,542)	(1,228)
Repayment to non-controlling stockholders		(150,268)		(173,000)	(1,603)
Dividends paid to non-controlling stockholders		(31,996)		(11,162)	(103)
Purchases of treasury stock		(70,048)		(100,039)	(927)
Proceeds from disposal of treasury stock		271		330	3
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation		—		(234,159)	(2,170)

Net cash provided by (used in) financing activities		(384,107)		(624,608)	(5,787)

Effect of exchange rate changes on cash and cash equivalents		269,674		(89,414)	(828)

Net change in cash and cash equivalents		3,140,264		49,201	456

Cash and cash equivalents at the beginning of the period		47,983,114		53,120,963	492,180
Net change in cash and cash equivalents resulting from merger of consolidated subsidiaries		—		79	1
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation		1,519		—	—

Cash and cash equivalents at the end of the period	*1	¥51,124,898	*1	¥53,170,244	$492,636

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards(“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the interim securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2019 which was ¥107.93 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant accounting policies for preparing interim consolidated financial statements)

1.  Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at September 30, 2019 is 170.
Principal companies:

Sumitomo Mitsui Banking Corporation (“SMBC”)

SMBC Trust Bank Ltd.

SMBC Nikko Securities Inc.

Sumitomo Mitsui Card Company, Limited

Cedyna Financial Corporation

SMBC Consumer Finance Co., Ltd.

The Japan Research Institute, Limited

Sumitomo Mitsui DS Asset Management Company, Limited

Sumitomo Mitsui Banking Corporation Europe Limited

Sumitomo Mitsui Banking Corporation (China) Limited

PT Bank BTPN Tbk

SMBC Americas Holdings, Inc.

SMBC Guarantee Co., Ltd.

Changes in the consolidated subsidiaries in the six months ended September 30, 2019 are as follows:

5 companies were newly included in the scope of consolidation as a result of the establishment and for other reasons.

SMM Auto Finance, Inc. and 7 other companies were excluded from the scope of consolidation because of the sale of their stocks and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

Unconsolidated subsidiaries are excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of consolidation.

2.  Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at September 30, 2019 is 5.

Principal company:	SBCS Co., Ltd.

(2)	Equity method affiliates

The number of equity method affiliates at September 30, 2019 is 103.

Principal companies:	Sumitomo Mitsui Finance and Leasing Company, Limited Sumitomo Mitsui Auto Service Company, Limited

Changes in the equity method affiliates in the six months ended September 30, 2019 are as follows:

2 companies became equity method affiliates due to establishment.

Daiwa SB Investments Ltd. and 8 other companies were excluded from the scope of equity method affiliates, as they ceased to be affiliates due to merger and for other reasons.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

There are no corresponding companies.

(4)	Affiliates that are not accounted for by the equity method

Principal company:	Park Square Capital / SMBC Loan Programme S.à r.l.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

3.  The interim balance sheet dates of consolidated subsidiaries

(1)	The interim balance sheet dates of the consolidated subsidiaries at September 30, 2019 are as follows:

April 30	2
June 30	85
July 31	5
September 30	78

(2)

The subsidiaries with interim balance sheets dated April 30 are consolidated using the financial statements as of July 31. The subsidiaries with interim balance sheets dated July 31 and certain subsidiaries with interim balance sheets dated June 30 are consolidated using the financial statements as of September 30. Other subsidiaries are consolidated using the financial statements as of their respective interim balance sheet dates.

Appropriate adjustments were made to material transactions during the periods between their respective interim balance sheet dates and the interim consolidated closing date.

4.  Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the interim consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the interim consolidated statement of income.

Securities and monetary claims purchased for trading purposes are stated at the interim period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the interim consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the interim period. The valuation differences of securities and monetary claims between the previous fiscal year-end and the interim period-end are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the previous fiscal year-end and the interim period-end are also recorded in the above-mentioned accounts.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks (including foreign stocks) in other securities are carried at their average market prices during the final month of the interim period, and bonds and others are carried at their interim period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2) 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(4)	Depreciation

1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC, which is a consolidated subsidiary of the Company, are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The depreciation expense for the interim period is calculated by proportionally allocating the estimated annual expense to the interim period. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage values are estimated disposal values when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of the Company and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amounts of write-off were ¥143,422 million and ¥139,981 million at September 30 and March 31, 2019, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the interim period.

(7)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in the amount of deemed accrued at the interim period-end based on our internal regulations.

(8)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(9)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(10)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(11)	Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(12)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to calculate the expected benefit attributable to the respective interim period.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(13)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the interim consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective interim balance sheet dates.

(14)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

3)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(15)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(16)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(17)	Scope of “Cash and cash equivalents” on interim consolidated statements of cash flows

For the purposes of presenting the interim consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(18)	Consumption taxes

National and local consumption taxes of the Company and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(19)	Adoption of the consolidated corporate-tax system

The Company and certain consolidated domestic subsidiaries apply the consolidated corporate-tax system.

(Notes to interim consolidated balance sheets)

*1	Japanese stocks and investments in unconsolidated subsidiaries and affiliates

Japanese stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2019 and September 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Stocks	¥969,481	¥938,765
Investments	6,368	6,321

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amount of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2019 and September 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Japanese government bonds in “Securities”	¥902	¥—
Trading securities in “Trading assets”	—	3,756

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged, those securities lent and those securities held without being disposed at March 31, 2019 and September 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Securities pledged	¥7,270,140	¥7,913,773
Securities lent	140,772	175,491
Securities held without being disposed	2,232,706	2,315,296

*3	Bankrupt loans and non-accrual loans

Bankrupt loans and non-accrual loans at March 31, 2019 and September 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Bankrupt loans	¥12,806	¥12,045
Non-accrual loans	456,802	430,300

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

*4	Past due loans (3 months or more)

Past due loans (3 months or more) at March 31, 2019 and September 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Past due loans (3 months or more)	¥13,444	¥15,719

“Past due loans (3 months or more)” are loans on which the principal or interest payment is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

*5	Restructured loans

Restructured loans at March 31, 2019 and September 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Restructured loans	¥193,427	¥215,918

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

*6	Risk-monitored loans

The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans at March 31, 2019 and September 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Risk-monitored loans	¥676,481	¥673,984

The amounts of loans presented in Notes *3 to *6 above are the amounts before deduction of reserve for possible loan losses.

*7	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with the “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002). SMBC and its banking subsidiaries have rights to sell or pledge without restrictions bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought, etc. The total face value at March 31, 2019 and September 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Bills discounted	¥906,636	¥914,346

*8	Assets pledged as collateral

Assets pledged as collateral at March 31, 2019 and September 30, 2019 consisted of the following:

March 31, 2019	Millions of yen	September 30, 2019	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥7,353	Cash and due from banks	¥39,149
Monetary claims bought	11,459	Trading assets	674,039
Trading assets	514,328	Securities	7,125,796
Securities	6,286,499	Loans and bills discounted	10,298,763
Loans and bills discounted	9,086,500

Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	26,089	Deposits	25,321
Payables under repurchase agreements	5,762,587	Payables under repurchase agreements	6,498,078
Payables under securities lending transactions	1,582,791	Payables under securities lending transactions	1,905,349
Borrowed money	7,922,955	Borrowed money	8,878,705
Due to trust account	124,550	Due to trust account	284,945
Acceptances and guarantees	167,027	Acceptances and guarantees	162,407

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2019 and September 30, 2019:

March 31, 2019	Millions of yen	September 30, 2019	Millions of yen
Cash and due from banks	¥41,584	Cash and due from banks	¥12,209
Trading assets	1,591,280	Trading assets	2,410,399
Securities	4,812,271	Securities	6,855,807
Loans and bills discounted	853,603	Loans and bills discounted	10,467

Other assets include collateral money deposited for financial instruments, surety deposits, margin of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2019	Millions of yen	September 30, 2019	Millions of yen
Collateral money deposited for financial instruments	¥1,630,600	Collateral money deposited for financial instruments	¥1,916,939
Surety deposits	92,281	Surety deposits	90,178
Margins of futures markets	64,340	Margins of futures markets	66,747
Other margins	43,365	Other margins	44,685

*9	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2019 and September 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
The amounts of unused commitments	¥62,409,943	¥62,945,078
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	44,048,947	44,379,317

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

*10	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revalued their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation excess,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Certain equity method affiliates also revalued its own land for business activities in accordance with the Act. The Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC: March 31, 1998 and March 31, 2002

Certain equity method affiliates: March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

Certain equity method affiliates: Fair values were determined based on the values stipulated in Articles 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*11	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2019 and September 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Accumulated depreciation	¥741,648	¥757,851

*12	Subordinated borrowings

The balance of subordinated borrowings with the special clause specifying that the repayment order of the borrowing subordinate to other borrowings included in “Borrowed money” at March 31, 2019 and September 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Subordinated borrowings	¥257,000	¥257,000

*13	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2019 and September 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Subordinated bonds	¥2,195,130	¥2,208,885

*14	Borrowings from trust account in relation to covered bonds issued by trust account

The amount of borrowings from trust account in relation to covered bonds issued by trust account included in “Due to trust account” at March 31, 2019 and September 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
The amount of borrowings from trust account in relation to covered bonds issued by trust account	¥124,550	¥284,945

*15	Guaranteed amount to privately-placed bonds

The amount guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2019 and September 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Guaranteed amount to privately-placed bonds	¥1,662,777	¥1,623,359

(Notes to interim consolidated statements of income)

*1	Other income

“Other income” for the six months ended September 30, 2018 and 2019 included the following:

Six months ended September 30, 2018	Millions of yen	Six months ended September 30, 2019	Millions of yen
Gains on sales of stocks	¥60,571	Gains on sales of stocks	¥90,574

*2	General and administrative expenses

“General and administrative expenses” for the six months ended September 30, 2018 and 2019 included the following:

Six months ended September 30, 2018	Millions of yen	Six months ended September 30, 2019	Millions of yen
Salaries and related expenses	¥329,603	Salaries and related expenses	¥306,629
		Depreciation	87,940

*3	Other expenses

“Other expenses” for the six months ended September 30, 2018 and 2019 included the following:

Six months ended September 30, 2018	Millions of yen	Six months ended September 30, 2019	Millions of yen
Write-off of loans	¥42,848	Write-off of loans	¥43,918

*4	Extraordinary gains

“Extraordinary gains” for the six months ended September 30, 2018 and 2019 were as follows:

Six months ended September 30, 2018	Millions of yen	Six months ended September 30, 2019	Millions of yen
Gains on disposal of fixed assets	¥143	Gains on step acquisitions	¥21,997

*5	Extraordinary losses

“Extraordinary losses” for the six months ended September 30, 2018 and 2019 included the following:

Six months ended September 30, 2018	Millions of yen	Six months ended September 30, 2019	Millions of yen
Losses on disposal of fixed assets	¥2,874	Losses on impairment of fixed assets	¥1,441
Losses on impairment of fixed assets	1,942	Losses on disposal of fixed assets	755

*6	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following assets are recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the six months ended September 30, 2018 and 2019.

Six months ended September 30, 2018			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (29 items)	Land and buildings, etc.	¥734
Kinki area	Idle assets (19 items)	Land and buildings, etc.	707
Other	Idle assets (11 items)	Land and buildings, etc.	501

Six months ended September 30, 2019			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (43 items)	Land and buildings, etc.	642
Kinki area	Branches (1 item)	Land and buildings, etc.	156
	Idle assets (24 items)		269
Other	Branches (1 item)	Land and buildings, etc.	0
	Idle assets (7 items)		372

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At the Company and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

The carrying amounts of idle assets are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

(Notes to interim consolidated statements of changes in net assets)

Six months ended September 30, 2018

1. Type and number of shares issued and treasury stock

	Number of shares
	At the beginning of the period	Increase	Decrease	At the end of the period	Notes
Shares issued
Common stock	1,414,443,390	326,330	15,368,300	1,399,401,420	1, 2

Total	1,414,443,390	326,330	15,368,300	1,399,401,420

Treasury stock
Common stock	3,884,968	15,379,230	15,466,111	3,798,087	3, 4

Total	3,884,968	15,379,230	15,466,111	3,798,087

Notes:	1.	The increase of 326,330 shares in the total number of shares issued was due to issuance of new stock as stock-based compensation.
	2.	The decrease of 15,368,300 shares in the total number of shares issued was due to cancellation of treasury stock.
	3.	The increase of 15,379,230 shares in the number of treasury common stock comprises the increase of 10,930 shares due to purchases of fractional shares and the increase of 15,368,300 shares due to purchases of treasury stock.
	4.	The decrease of 15,466,111 shares in the number of treasury common stock comprises the decrease of 97,811 shares due to sales of fractional shares as well as exercise of stock options, and the decrease of 15,368,300 shares due to cancellation of treasury stock.

2. Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥2,555

Total							¥2,555

3. Information on dividends

(1) Dividends paid in the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 28, 2018	Common stock	¥ 126,950		¥ 90	March 31, 2018	June 29, 2018
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 13, 2018	Common stock	¥ 118,626	Retained earnings	¥ 85	September 30, 2018	December 4, 2018

Six months ended September 30, 2019

1.   Type and number of shares issued and treasury stock

	Number of shares
	At the beginning of the period	Increase	Decrease	At the end of the period	Notes
Shares issued
Common stock	1,399,401,420	272,536	26,502,400	1,373,171,556	1, 2

Total	1,399,401,420	272,536	26,502,400	1,373,171,556

Treasury stock
Common stock	3,800,918	26,512,865	26,615,055	3,698,728	3, 4

Total	3,800,918	26,512,865	26,615,055	3,698,728

Notes:	1.	The increase of 272,536 shares in the total number of shares issued was due to issuance of new stock as stock-based compensation.
	2.	The decrease of 26,502,400 shares in the total number of shares issued was due to cancellation of treasury stock.
	3.	The increase of 26,512,865 shares in the number of treasury common stock comprises the increase of 10,465 shares due to purchases of fractional shares and the increase of 26,502,400 shares due to purchases of treasury stock.
	4.	The decrease of 26,615,055 shares in the number of treasury common stock comprises the decrease of 112,655 shares due to sales of fractional shares as well as exercise of stock options, and the decrease of 26,502,400 shares due to cancellation of treasury stock.

2.   Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥2,214

Consolidated subsidiaries	—			—			1,851

Total							¥4,065

3.   Information on dividends

(1) Dividends paid in the period
Date of resolution		Millions of yen, except per share amount
	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2019	Common stock	¥ 132,582		¥ 95	March 31, 2019	June 28, 2019
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 12, 2019	Common stock	¥ 123,252	Retained earnings	¥ 90	September 30, 2019	December 3, 2019

(Notes to interim consolidated statements of cash flows)

*1    The relation between the amounts of accounts listed on the interim consolidated financial statements and “Cash and cash equivalents”

	Millions of yen
Six months ended September 30	2018	2019
Cash and due from banks	¥56,133,843	¥57,733,385
Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(5,008,944)	(4,563,140)

Cash and cash equivalents	¥51,124,898	¥53,170,244

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets are software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in “(Significant accounting policies for preparing interim consolidated financial statements) 4. Accounting policies (4) Depreciation.”

(2)	Lessor side

1)	Breakdown of lease investment assets

	Millions of yen
	March 31, 2019	September 30, 2019
Lease receivables	¥269,214	¥270,690
Residual value	65,094	60,673
Unearned interest income	(86,474)	(90,155)

Total	¥247,835	¥241,208

2)	The scheduled collections of lease payments receivable related to investment assets are as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Within 1 year	¥43,411	¥44,927
More than 1 year to 2 years	24,003	23,906
More than 2 years to 3 years	21,214	22,472
More than 3 years to 4 years	20,682	20,368
More than 4 years to 5 years	13,813	10,255
More than 5 years	146,089	148,758

Total	¥269,214	¥270,690

3)

Non-transfer ownership finance leases, which commenced in fiscal years beginning before April 1, 2008, are valued at their appropriate book value, net of accumulated depreciation, as of March 31, 2008, and recorded as the beginning balance of “Lease receivables and investment assets.”

Moreover, interest on such non-transfer ownership finance leases during the remaining term of the leases is allocated over the lease term using the straight-line method.

As a result of this accounting treatment, “Income before income taxes” for the six months ended September 30, 2018 was ¥903 million more than it would have been if such transactions had been treated in a similar way to sales of the underlying assets.

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Due within 1 year	¥44,385	¥41,916
Due after 1 year	271,612	261,485

Total	¥315,997	¥303,402

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Due within 1 year	¥35,936	¥32,015
Due after 1 year	85,242	72,953

Total	¥121,178	¥104,969

(Notes to financial instruments)

Fair value of financial instruments

(1)

“Interim consolidated balance sheet amount (consolidated balance sheet amount),” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2019 and September 30, 2019 are as follows:

The amounts shown in the following tables do not include financial instruments (see (3) below) whose fair values are extremely difficult to determine, such as unlisted stocks classified as other securities, and stocks of subsidiaries and affiliates.

		Millions of yen
March 31, 2019		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1)	Cash and due from banks *[1]	¥57,404,619	¥57,414,384	¥9,765
2)	Call loans and bills bought *[1]	2,463,660	2,466,418	2,757
3)	Receivables under resale agreements	6,429,365	6,429,231	(133)
4)	Receivables under securities borrowing transactions *[1]	4,097,238	4,097,502	263
5)	Monetary claims bought *[1]	4,591,920	4,609,409	17,489
6)	Trading assets
	Securities classified as trading purposes	2,755,519	2,755,519	—
7)	Money held in trust	390	390	—
8)	Securities
	Bonds classified as held-to-maturity	280,247	281,136	888
	Other securities	22,696,091	22,696,091	—
9)	Loans and bills discounted	77,979,190
	Reserve for possible loan losses *[1]	(301,809)

		77,677,380	79,713,860	2,036,479

10)	Foreign exchanges *[1]	1,717,469	1,720,319	2,850
11)	Lease receivables and investment assets *[1]	247,550	242,941	(4,609)

	Total assets	¥180,361,453	¥182,427,205	¥2,065,752

1)	Deposits	¥122,325,038	¥122,320,963	¥(4,074)
2)	Negotiable certificates of deposit	11,165,486	11,170,627	5,140
3)	Call money and bills sold	1,307,778	1,307,710	(68)
4)	Payables under repurchase agreements	11,462,559	11,462,559	—
5)	Payables under securities lending transactions	1,812,820	1,812,820	—
6)	Commercial paper	2,291,813	2,291,785	(27)
7)	Trading liabilities
	Trading securities sold for short sales	1,992,314	1,992,314	—
8)	Borrowed money	10,656,897	10,706,117	49,219
9)	Foreign exchanges	1,165,141	1,165,141	—
10)	Short-term bonds	84,500	84,500	—
11)	Bonds	9,227,367	9,387,562	160,195
12)	Due to trust account	1,352,773	1,354,823	2,050

	Total liabilities	¥174,844,490	¥175,056,926	¥212,435

	Derivative transactions *[2]
	Hedge accounting not applied	¥391,707	¥391,707	¥—
	Hedge accounting applied	(45,676)	(45,676)	—

	Total	¥346,030	¥346,030	¥—

*1

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.

*2

The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

		Millions of yen
September 30, 2019		Interim consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1)	Cash and due from banks *[1]	¥57,726,802	¥57,734,999	¥8,197
2)	Call loans and bills bought *[1]	1,559,628	1,560,586	957
3)	Receivables under resale agreements	7,023,069	7,022,619	(449)
4)	Receivables under securities borrowing transactions *[1]	4,225,413	4,225,467	54
5)	Monetary claims bought *[1]	4,529,447	4,557,734	28,287
6)	Trading assets
	Securities classified as trading purposes	3,863,762	3,863,762	—
7)	Money held in trust	276	276	—
8)	Securities
	Bonds classified as held-to-maturity	260,161	261,014	852
	Other securities	25,452,808	25,452,808	—
9)	Loans and bills discounted	78,658,306
	Reserve for possible loan losses *[1]	(285,677)

		78,372,629	80,492,383	2,119,754

10)	Foreign exchanges *[1]	1,946,416	1,948,951	2,535
11)	Lease receivables and investment assets *[1]	241,051	240,051	(999)

	Total assets	¥185,201,467	¥187,360,656	¥2,159,189

1)	Deposits	¥122,568,545	¥122,569,453	¥908
2)	Negotiable certificates of deposit	11,461,490	11,467,090	5,599
3)	Call money and bills sold	1,435,491	1,435,653	161
4)	Payables under repurchase agreements	14,383,071	14,383,071	—
5)	Payables under securities lending transactions	2,360,780	2,360,780	—
6)	Commercial paper	1,688,944	1,688,944	—
7)	Trading liabilities
	Trading securities sold for short sales	2,262,122	2,262,122	—
8)	Borrowed money	11,151,369	11,207,950	56,581
9)	Foreign exchanges	1,168,539	1,168,539	—
10)	Short-term bonds	127,500	127,500	—
11)	Bonds	9,461,081	9,748,384	287,302
12)	Due to trust account	1,548,905	1,556,607	7,702

	Total liabilities	¥179,617,842	¥179,976,097	¥358,255

	Derivative transactions *[2]
	Hedge accounting not applied	¥386,073	¥386,073	¥—
	Hedge accounting applied	172,937	172,937	—

	Total	¥559,010	¥559,010	¥—

*1

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from interim consolidated balance sheet amount since they are immaterial.

*2

The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

(2)	Fair value calculation methodology for financial instruments

Assets

1)

Cash and due from banks, 2) Call loans and bills bought, 3) Receivables under resale agreements, 4) Receivables under securities borrowing transactions, 9) Loans and bills discounted, 10) Foreign exchanges and 11) Lease receivables and investment assets:

Of these transactions, for dues from banks without maturity and overdrafts with no specified repayment dates, the book values are used as fair value as they are considered to approximate their fair value.

For short-term transactions with remaining maturity not exceeding 6 months, in principle, the book values are used as fair value as they are considered to approximate their fair value.

The fair value of those with a remaining maturity of more than 6 months is, in principle, the present value of future cash flows (calculated by discounting estimated future cash flows, taking into account factors such as the borrower’s internal rating and pledged collateral, using a rate comprising of a risk-free interest rate and an adjustment). Certain consolidated subsidiaries of the Company calculate the present value by discounting the estimated future cash flows computed based on the contractual interest rate, using a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ interim balance sheet amounts (consolidated balance sheet amounts) minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

5)	Monetary claims bought:

The fair values of monetary claims bought, such as subordinated trust beneficiary interests related to securitized housing loans, are based on the assessed value of underlying housing loans securitized through the trust scheme minus the assessed value of senior beneficial interests, etc. The fair values of other transactions are, in principle, based on prices calculated using methods similar to the methods applied to 9) Loans and bills discounted.

6)	Trading assets:

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market price at the end of the period.

7)	Money held in trust:

The fair values of money held in trust are, in principle, based on the market prices of securities held in trust calculated using methods similar to the methods applied to 8) Securities.

8)	Securities:

In principle, the fair values of stocks (including foreign stocks) are based on the average market price during 1 month before the end of the period. The fair values of bonds and securities with market prices other than stocks are prices calculated based on their market prices as of the end of the period.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters. The fair values of those without market prices, such as private placement bonds, are based on the present value of future cash flows calculated by discounting estimated future cash flows taking into account the borrower’s internal rating and pledged collateral by a rate comprising a risk-free interest rate and an adjustment.

However, the fair values of bonds, such as private placement bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. Meanwhile, the fair values of publicly offered investment trusts are calculated based on the published net asset value (NAV) per share, while those of private placement investment trusts are calculated based on the NAV published by securities firms and other financial institutions.

Liabilities

1)	Deposits, 2) Negotiable certificates of deposit and 12) Due to trust account:

The fair values of demand deposits and deposits without maturity are based on their book values. The fair values of short-term transactions with remaining maturity not exceeding 6 months are also based on their book values, as their book values are regarded to approximate their market values.

The fair values of transactions with a remaining maturity of more than 6 months are, in principle, based on the present value of estimated future cash flows calculated using the rate applied to the same type of deposits that are newly accepted until the end of the remaining maturity. The fair values of borrowings from the trust account related to covered bond issued by the trust account are based on the amount calculated in accordance with the price quoted on securities exchange.

3)	Call money and bills sold, 4) Payables under repurchase agreements, 5) Payables under securities lending transactions, 6) Commercial paper, 8) Borrowed money, 10) Short-term bonds and 11) Bonds:

The fair values of short-term transactions with remaining maturity not exceeding 6 months are based on their book values, as their book values are considered to approximate their fair values. For transactions with a remaining maturity of more than 6 months, their fair values are, in principle, based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining maturity. For certain type of instruments, however, fair values are based on either the amount calculated in accordance with the price quoted by industry associations, etc., or the present value of future cash flows calculated by using the rate derived from the published yield data, etc.

7)	Trading liabilities:

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the period.

9)	Foreign exchanges:

The fair values of foreign currency-denominated deposits without maturity received from other banks are based on their book values.

The fair values of foreign exchange related short-term borrowings are based on their book values, as their book values are regarded to approximate their fair values.

Derivatives transactions

The fair values of exchange-traded derivatives are based on their closing prices. With regard to OTC transactions, the fair values of interest rate, currency, stock, bond and credit derivatives are based on their prices calculated based on the present value of the future cash flows, option valuation models, etc. The fair values of commodity derivatives transactions are based on their prices calculated based on the derivative instrument’s components, including price and contract term.

(3)	Interim consolidated balance sheet amounts (consolidated balance sheet amounts) of financial instruments whose fair values are extremely difficult to determine are as follows:

	Millions of yen
	March 31, 2019	September 30, 2019
Monetary claims bought:
Unlisted stocks, etc. *[1]*[3]	170,572	173,789
Investments in partnership, etc. *[2]*[3]	215,245	235,391

Total	¥385,817	¥409,180

*1	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.
*2

They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which the Company records net changes in their balance sheets and statements of income.

*3

Unlisted stocks and investments in partnership totaling ¥9,669 million and ¥4,479 million were written-off in the fiscal year ended March 31, 2019 and in the six months ended September 30, 2019, respectively.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the interim consolidated balance sheet (consolidated balance sheet).

1. Bonds classified as held-to-maturity

Millions of yen
March 31, 2019		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥280,247	¥281,136	¥888
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	280,247	281,136	888

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	—	—	—

Total		¥280,247	¥281,136	¥888

Millions of yen
September 30, 2019		Interim consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥260,161	¥261,014	¥852
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	260,161	261,014	852

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	—	—	—

Total		¥260,161	¥261,014	¥852

2. Other securities

		Millions of yen
March 31, 2019		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,175,611	¥1,242,178	¥1,933,433
	Bonds	8,094,287	8,031,868	62,419
	Japanese government bonds	5,547,344	5,523,497	23,847
	Japanese local government bonds	89,608	88,868	740
	Japanese corporate bonds	2,457,334	2,419,502	37,831
	Other	5,885,370	5,398,325	487,045

	Subtotal	17,155,270	14,672,372	2,482,898

Other securities with unrealized losses:	Stocks	171,965	202,460	(30,495)
	Bonds	889,443	891,497	(2,053)
	Japanese government bonds	686,982	687,573	(591)
	Japanese local government bonds	9,555	9,560	(4)
	Japanese corporate bonds	192,906	194,363	(1,457)
	Other	5,198,045	5,327,052	(129,007)

	Subtotal	6,259,454	6,421,010	(161,555)

Total		¥23,414,725	¥21,093,383	¥2,321,342

Notes:	1.	Net unrealized gains (losses) on other securities shown above include losses of ¥12,277 million for the fiscal year ended March 31, 2019 that are recognized in the earnings by applying fair value hedge accounting.
	2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2019	Millions of yen
Stocks	¥139,051
Other	246,765

Total	¥385,817

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

		Millions of yen
September 30, 2019		Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥2,941,347	¥1,163,316	¥1,778,030
	Bonds	10,611,868	10,546,523	65,344
	Japanese government bonds	7,901,167	7,876,515	24,652
	Japanese local government bonds	107,309	106,676	633
	Japanese corporate bonds	2,603,391	2,563,332	40,059
	Other	6,971,850	6,410,874	560,975

	Subtotal	20,525,066	18,120,714	2,404,351

Other securities with unrealized losses:	Stocks	188,711	236,738	(48,027)
	Bonds	899,931	902,354	(2,422)
	Japanese government bonds	605,262	606,276	(1,014)
	Japanese local government bonds	51,006	51,043	(36)
	Japanese corporate bonds	243,662	245,033	(1,371)
	Other	4,543,713	4,598,826	(55,113)

	Subtotal	5,632,356	5,737,919	(105,563)

Total		¥26,157,422	¥23,858,634	¥2,298,788

Notes:	1.	Net unrealized gains (losses) on other securities shown above include losses of ¥13,980 million for the six months ended September 30, 2019 recognized in the earnings by applying fair value hedge accounting.
	2.	Interim consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

September 30, 2019	Millions of yen
Stocks	¥142,484
Other	266,696

Total	¥409,180

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

3. Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as interim consolidated balance sheet amount (consolidated balance sheet) and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2019 and for the six months ended September 30, 2019 were ¥9,013 million and ¥2,880 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.  Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2019

There are no corresponding transactions.

Six months ended September 30, 2019

There are no corresponding transactions.

2.  Other money held in trust (Other than trading and held to maturity)

	Millions of yen
March 31, 2019	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥390	¥390	—

	Millions of yen
September 30, 2019	Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥276	¥276	—

(Notes to net unrealized gains (losses) on other securities and other money held in trust)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the interim consolidated balance sheet (consolidated balance sheet) is as shown below:

March 31, 2019	Millions of yen
Net unrealized gains (losses)	¥2,333,619
Other securities	2,333,619
Other money held in trust	—
(-) Deferred tax liabilities	553,246

Net unrealized gains (losses) on other securities (before following adjustments)	1,780,372

(-) Non-controlling interests	102,611
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	11,090

Net unrealized gains (losses) on other securities	¥1,688,852

Notes:	1.

Net unrealized losses of ¥12,277 million for the fiscal year ended March 31, 2019 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.

	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.

September 30, 2019	Millions of yen
Net unrealized gains (losses)	¥2,312,696
Other securities	2,312,696
Other money held in trust	—
(-) Deferred tax liabilities	560,846

Net unrealized gains (losses) on other securities (before following adjustments)	1,751,849

(-) Non-controlling interests	103,484
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	14,462

Net unrealized gains (losses) on other securities	¥1,662,827

Notes:	1.

Net unrealized losses of ¥13,980 million for the six months ended September 30, 2019 recognized in the period’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.

	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.
	3.	Non-controlling interests include equity acquired from non-controlling stockholders.

(Notes to derivative transactions)

1. Derivative transactions to which the hedge accounting method is not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value, valuation gains (losses) and fair value calculation methodologies by type of derivative with respect to derivative transactions to which the hedge accounting method is not applied at March 31, 2019 and September 30, 2019. Contract amount does not indicate the market risk relating to derivative transactions.

(1)	Interest rate derivatives

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2019	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥30,533,013	¥3,061,730	¥(16,015)	¥(16,015)
Bought	28,898,271	5,902,494	16,633	16,633
Interest rate options:
Sold	3,452,722	3,286,192	(1,929)	(1,929)
Bought	130,788,808	65,425,283	24,009	24,009
Over-the-counter
Forward rate agreements:
Sold	26,319,818	1,420,320	12,029	12,029
Bought	28,150,897	1,305,595	(12,572)	(12,572)
Interest rate swaps:	444,871,798	354,014,671	294,408	294,408
Receivable fixed rate/payable floating rate	197,044,427	156,309,066	2,831,588	2,831,588
Receivable floating rate/payable fixed rate	189,646,811	153,321,990	(2,545,878)	(2,545,878)
Receivable floating rate/payable floating rate	58,102,014	44,309,569	(156)	(156)
Interest rate swaptions:
Sold	6,329,197	3,871,862	(39,722)	(39,722)
Bought	5,706,918	3,485,353	39,242	39,242
Caps:
Sold	48,034,687	31,841,749	(57,898)	(57,898)
Bought	11,030,207	7,991,304	6,571	6,571
Floors:
Sold	939,796	767,715	(3,380)	(3,380)
Bought	1,253,804	776,639	4,160	4,160
Other:
Sold	1,519,045	772,769	(3,053)	(3,053)
Bought	7,769,837	6,281,874	31,891	31,891

Total	/	/	¥294,374	¥294,374

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount			Valuation gains (losses)
September 30, 2019	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥48,613,628	¥9,422,803	¥(39,660)	¥(39,660)
Bought	42,269,607	4,401,674	40,534	40,534
Interest rate options:
Sold	13,282,169	7,353,937	(6,855)	(6,855)
Bought	156,107,031	74,593,062	27,292	27,292
Over-the-counter
Forward rate agreements:
Sold	42,310,120	1,164,421	58,711	58,711
Bought	43,321,524	992,825	(58,706)	(58,706)
Interest rate swaps:	464,629,326	368,822,624	400,335	400,335
Receivable fixed rate/payable floating rate	204,139,080	161,854,163	6,046,440	6,046,440
Receivable floating rate/payable fixed rate	195,789,737	160,570,136	(5,653,428)	(5,653,428)
Receivable floating rate/payable floating rate	64,616,820	46,319,136	(1,657)	(1,657)
Interest rate swaptions:
Sold	6,961,608	3,638,812	(27,960)	(27,960)
Bought	5,942,161	3,339,996	20,116	20,116
Caps:
Sold	49,838,135	32,493,816	(18,285)	(18,285)
Bought	11,840,565	8,313,862	(765)	(765)
Floors:
Sold	1,734,237	1,568,168	(11,857)	(11,857)
Bought	1,352,206	1,153,346	10,076	10,076
Other:
Sold	1,642,707	935,229	(1,921)	(1,921)
Bought	7,552,731	5,622,417	37,759	37,759

Total	/	/	¥428,812	¥428,812

Notes:	1. The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.

2.  Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(2)	Currency derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2019	Total	Over 1 year
Listed
Currency futures:
Sold	¥2,833	¥—	¥21	¥21
Bought	1,109	—	0	0
Over-the-counter
Currency swaps	46,383,650	34,753,013	82,884	76,881
Currency swaptions:
Sold	341,280	256,973	(628)	(628)
Bought	817,560	708,288	1,484	1,484
Forward foreign exchange	81,510,434	11,113,122	24,012	24,012
Currency options:
Sold	3,031,324	1,496,970	(62,269)	(62,269)
Bought	2,676,865	1,186,165	67,564	67,564

Total	/	/	¥113,069	¥107,066

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2019	Total	Over 1 year
Listed
Currency futures:
Sold	¥2,787	¥—	¥186	¥186
Bought	—	—	—	—
Over-the-counter
Currency swaps	50,727,741	38,538,392	(64,534)	22,039
Currency swaptions:
Sold	277,055	109,430	(840)	(840)
Bought	787,913	582,134	2,335	2,335
Forward foreign exchange	76,316,849	10,197,756	18,618	18,618
Currency options:
Sold	3,240,634	1,389,757	(59,402)	(59,402)
Bought	2,745,655	1,066,058	66,081	66,081

Total	/	/	¥(37,555)	¥49,018

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

(3)	Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2019	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥635,249	¥28,221	¥3,170	¥3,170
Bought	295,976	15,021	(1,081)	(1,081)
Equity price index options:
Sold	682,846	350,760	(56,853)	(56,853)
Bought	576,496	317,636	29,383	29,383
Over-the-counter
Equity options:
Sold	401,236	290,126	(25,905)	(25,905)
Bought	320,518	242,408	24,375	24,375
Equity index forward contracts:
Sold	—	—	—	—
Bought	8,094	115	554	554
Equity price index swaps:
Receivable equity index/payable short-term floating rate	67,491	43,666	(8,214)	(8,214)
Receivable short-term floating rate/payable equity index	254,937	177,164	21,736	21,736

Total	/	/	¥(12,835)	¥(12,835)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2019	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥679,594	¥36,389	¥(2,133)	¥(2,133)
Bought	389,692	9,790	(291)	(291)
Equity price index options:
Sold	684,650	309,054	(50,792)	(50,792)
Bought	576,031	281,893	26,586	26,586
Over-the-counter
Equity options:
Sold	392,853	306,632	(17,512)	(17,512)
Bought	335,426	248,621	18,457	18,457
Equity index forward contracts:
Sold	—	—	—	—
Bought	6,079	28	182	182
Equity price index swaps:
Receivable equity index/payable short-term floating rate	64,464	34,693	(8,868)	(8,868)
Receivable short-term floating rate/payable equity index	262,544	160,681	27,315	27,315

Total	/	/	¥(7,057)	¥(7,057)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(4)	Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2019	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,145,140	¥—	¥(28,956)	¥(28,956)
Bought	1,755,892	—	26,722	26,722
Bond futures options:
Sold	446,325	—	(662)	(662)
Bought	45,285	—	120	120
Over-the-counter
Bond forward contract:
Sold	1,328	—	2	2
Bought	—	—	—	—
Bond options:
Sold	505,303	—	(1,887)	(1,887)
Bought	595,039	83,476	853	853

Total	/	/	¥(3,805)	¥(3,805)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2019	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,405,959	¥—	¥7,660	¥7,660
Bought	2,187,034	—	(8,860)	(8,860)
Bond futures options:
Sold	41,935	—	(44)	(44)
Bought	99,394	—	111	111
Over-the-counter
Bond options:
Sold	352,103	—	(319)	(319)
Bought	451,567	77,760	2,853	2,853

Total	/	/	¥1,400	¥1,400

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

(5)	Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2019	Total	Over 1 year
Listed
Commodity futures:
Sold	¥14,158	¥—	¥326	¥326
Bought	14,664	—	(296)	(296)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	91,437	42,874	(1,163)	(1,163)
Receivable floating price/payable fixed price	89,660	41,086	3,089	3,089
Receivable floating price/payable floating price	2,018	1,461	(10)	(10)
Commodity options:
Sold	7,918	2,678	(401)	(401)
Bought	5,796	778	12	12

Total	/	/	¥1,556	¥1,556

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2019	Total	Over 1 year
Listed
Commodity futures:
Sold	¥52,280	¥—	¥712	¥712
Bought	53,569	—	(478)	(478)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	83,068	38,500	4,812	4,812
Receivable floating price/payable fixed price	81,351	37,107	(2,932)	(2,932)
Receivable floating price/payable floating price	1,731	1,323	24	24
Commodity options:
Sold	3,463	2,360	(380)	(380)
Bought	1,555	533	(16)	(16)

Total	/	/	¥1,741	¥1,741

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2019	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥692,851	¥639,636	¥6,303	¥6,303
Bought	811,914	713,858	(6,955)	(6,955)

Total	/	/	¥(651)	¥(651)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2019	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥817,421	¥752,607	¥9,442	¥9,442
Bought	964,326	885,671	(10,711)	(10,711)

Total	/	/	¥(1,268)	¥(1,268)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

2. Derivative transactions to which the hedge accounting method is applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and fair value calculation methodologies by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method is applied at March 31, 2019 and September 30, 2019. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

March 31, 2019			Millions of yen
Hedge accounting Method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥2,220,000	¥2,220,000	¥(149)
	Bought		—	—	—
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		33,822,621	30,249,753	252,739
	Receivable floating rate/payable fixed rate		15,191,315	13,130,451	(282,377)
	Interest rate swaptions:
	Sold		157,065	157,065	3,441
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/payable fixed rate		301,178	291,450	(3,274)

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money, corporate bonds
	Receivable floating rate/payable fixed rate		68,690	66,690	(Note 3)

	Total		/	/	¥(29,620)

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) Fair value of financial instruments.”

September 30, 2019			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥—	¥—	¥—
	Bought		6,475,800	—	(1,273)
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		38,609,491	34,975,602	536,675
	Receivable floating rate/payable fixed rate		15,562,692	14,778,278	(470,393)
	Interest rate swaptions:
	Sold		152,720	152,720	14,776
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/payable fixed rate		295,991	271,445	(11,522)

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/payable fixed rate		87,303	80,212	(Note 3)

	Total		/	/	¥68,262

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) Fair value of financial instruments.”

(2) Currency derivatives

March 31, 2019			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥7,828,136	¥5,000,432	¥(22,720)
	Forward foreign exchange		2,772	—	(218)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	186,032	131,640	5,056

	Total		/	/	¥(17,882)

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

	2.	Fair value is calculated using discounted present value.

September 30, 2019			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥8,039,415	¥5,296,480	¥101,437
	Forward foreign exchange		10,528	—	(729)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	223,433	174,456	8,373

	Total		/	/	¥109,081

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

	2.	Fair value is calculated using discounted present value.

(3) Equity derivatives

March 31, 2019			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		¥48,510	¥48,510	¥1,826

	Total		/	/	¥1,826

Note: Fair value is calculated using discounted present value.

September 30, 2019			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		¥40,751	¥40,751	¥(4,406)

	Total		/	/	¥(4,406)

Note: Fair value is calculated using discounted present value.

(Notes to stock options)

1. Amount of stock options expenses

Stock options expenses which were accounted for as general and administrative expenses for the six months ended September 30, 2018 and 2019 are as follows:

	Millions of yen
Six months ended September 30	2018	2019
General and administrative expenses	¥—	¥6

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2019

There is no significant information to be disclosed.

Six months ended September 30, 2019

There is no significant information to be disclosed.

(Notes to real estate for rent)

Fiscal year ended March 31, 2019

There is no significant information to be disclosed.

Six months ended September 30, 2019

There is no significant information to be disclosed.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The businesses operated by each reportable segment unit are as follows:

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized enterprise

Retail Business Unit:	Business to deal with domestic individual and small-to-medium-sized enterprise

International Business Unit:	Business to deal with international (including Japanese) corporate customers

Global Markets Business Unit:	Business to deal with financial market

Head office account:	Business other than businesses above

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segments are the same as those described in “(Notes to significant accounting policies for preparing consolidated financial statements).” In case several business units cooperate for transactions, profit and loss and expenses related to the transactions are recognized in the business units cooperating for the transactions and those amounts are calculated in accordance with internal managerial accounting policy.

The Company does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

Six months ended September 30, 2018	Millions of yen
	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥383,079	¥633,016	¥338,076	¥200,196	¥(94,390)	¥1,459,977
Expenses	(171,116)	(508,748)	(155,991)	(27,192)	10,523	(852,524)
Others	21,607	6,081	21,708	9,532	(25,962)	32,966

Consolidated net business profit	¥233,570	¥130,349	¥203,793	¥182,536	¥(109,830)	¥640,418

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

Six months ended September 30, 2019	Millions of yen
	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥311,408	¥614,213	¥329,843	¥240,884	¥(113,144)	¥1,383,204
Expenses	(139,616)	(503,937)	(177,014)	(28,664)	(9,479)	(858,710)
Others	24,204	891	25,757	15,701	(36,456)	30,098

Consolidated net business profit	¥195,996	¥111,167	¥178,587	¥227,922	¥(159,079)	¥554,592

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

4. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on interim consolidated statements of income (adjustment of difference)

Six months ended September 30, 2018	Millions of yen
Consolidated net business profit	¥640,418
Other ordinary income (excluding equity in gains of affiliates)	110,432
Other ordinary expenses	(70,651)

Ordinary profit on interim consolidated statements of income	¥680,199

Note: Figures shown in the parenthesis represent the loss.

Six months ended September 30, 2019	Millions of yen
Consolidated net business profit	¥554,592
Other ordinary income (excluding equity in gains of affiliates)	103,706
Other ordinary expenses	(99,938)

Ordinary profit on interim consolidated statements of income	¥558,359

Note: Figures shown in the parenthesis represent the loss.

[Related information]

Six months ended September 30, 2018

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥2,028,786	¥362,722	¥277,495	¥283,799	¥2,952,805

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes China, Singapore, Indonesia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,704,049	¥589,548	¥1,393,362	¥11,091	¥3,698,051

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

Six months ended September 30, 2019

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,770,016	¥392,460	¥192,300	¥352,895	¥2,707,673

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes China, Singapore, Indonesia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥850,696	¥569,676	¥30,127	¥33,385	¥1,483,885

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

The Company does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the six months ended September 30, 2018 is ¥1,942 million.

Impairment loss for the six months ended September 30, 2019 is ¥1,441 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Six months ended September 30, 2018	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥206	¥2,009	¥538	¥—	¥8,711	¥11,465
Unamortized balance	7,210	52,110	3,950	—	197,757	261,029

	Millions of yen
Six months ended September 30, 2019	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥2,009	¥—	¥—	¥6,762	¥8,772
Unamortized balance	—	48,090	—	—	153,384	201,474

[Information on gains on negative goodwill by reportable segment]

Six months ended September 30, 2018

There are no corresponding transactions.

Six months ended September 30, 2019

There are no corresponding transactions.

(Business Combinations)

<Business combination through acquisition>

Merger between Sumitomo Mitsui Asset Management Company, Limited and Daiwa SB Investments Ltd.

On April 1, 2019, Sumitomo Mitsui Asset Management Company, Limited (“SMAM”), a consolidated subsidiary of the Company, merged with Daiwa SB Investments Ltd. (“DSBI”), an equity method affiliate of the Company, under a merger agreement concluded on September 28, 2018 between SMAM and DSBI. The trade name of the merged company is Sumitomo Mitsui DS Asset Management Company, Limited.

The outline of the merger is as follows:

1.	Outline of the business combination

(1)	Name of the acquired company and its business

Name:	Daiwa SB Investments Ltd.

Business:	Investment management (discretionary/advisory) and investment trust fund management

(2)	Main reasons for the business combination

The asset management business is undergoing global growth, and the investment management capabilities and services desired by clients are progressively becoming more sophisticated. The merger aims to establish an asset management company that combines the strengths and expertise of SMAM and DSBI, and offers the highest quality of investment management performance and services based on its fiduciary duties, in order to address the aforesaid client needs.

(3)	Date of the business combination

April 1, 2019

(4)	Legal form of the business combination

The structure of the merger is an absorption-type merger with SMAM as the surviving company and DSBI as the absorbed company.

(5)	Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

(6)	The ratio of acquired voting rights

Ratio of voting rights owned by the Company immediately prior to the business combination: 48.96%

Ratio of voting rights increased on the date of business combination: 1.16%

Ratio of voting rights after the merger: 50.12%

(7)	Grounds for deciding on the acquirer

The Company owns a majority of the voting rights of Sumitomo Mitsui DS Asset Management Company, Limited.

2.	Period of the acquired company’s financial result included in the interim consolidated statements of income of the Company

From April 1, 2019 to September 30, 2019

3.	Acquisition cost and consideration of the acquired company

Fair value at the business combination of the common shares of DSBI held by the Company immediately prior to the business combination	40,111 million yen
Consideration (shares of SMAM) for the common shares of DSBI additionally acquired by the Company on the date of business combination	958 million yen

Acquisition cost of the acquired company	41,070 million yen

4.	Merger ratio according to the type of shares, method of calculation of merger ratio and number of shares delivered

(1)	Type of shares and merger ratio

Common share                 SMAM 1 : DSBI 4.2156

(2)	Method of calculation of merger ratio

SMAM and DSBI conducted careful discussion on the merger ratio following a comprehensive consideration of the financial condition, asset condition and future prospects of the two companies based on the analysis by each third party appraiser regarding merger ratio, Ernst & Young Transaction Advisory Services Co., Ltd., appointed by SMAM, and PwC Advisory LLC, appointed by DSBI. As a result, SMAM and DSBI concluded that the merger ratio was appropriate and reached an agreement.

(3)	Number of shares delivered

Common share of SMAM     16,230,060 stocks

5.	Major acquisition-related costs

Advisory fees, etc.    9 million yen

6.	Difference between acquisition cost and total amount of acquisition cost of each transaction

Acquisition cost	41,070 million yen
Sum of acquisition costs of each transaction resulting in the acquisition	19,072 million yen

Difference (gains on step acquisitions)	21,997 million yen

7.	Amount of goodwill, reason for recognizing goodwill, amortization method and the period

(1)	Amount of goodwill

17,022 million yen

(2)	Reason for recognizing goodwill

The Company accounted for the difference between the acquisition cost and fair value of the acquired net assets on the date of the business combination as goodwill.

(3)	Amortization method and the period

Goodwill is amortized using the straight-line method over 14 years.

8.	Amounts of assets acquired and liabilities assumed on the date of the business combination

1)	Assets

Total assets:	61,319 million yen
Cash and due from banks	22,798 million yen

2)	Liabilities

Total liabilities:	14,178 million yen

9.	Amounts allocated to intangible fixed assets other than goodwill, breakdown by component and the weighted average amortization period by component

Intangible fixed assets other than goodwill:	19,898 million yen (13 years)
Assets related to customers:	19,898 million yen (13 years)

10.	Approximate amounts and their calculation method of impact on the interim statements of income for the period, assuming that the business combination had been completed at the beginning of the period

There are no corresponding amounts since the date of business combination was at the beginning of the period.

(Per Share Data)

1. Net assets per share and the calculation method

	Millions of yen, except per share data and number of shares
	March 31, 2019	September 30, 2019
Net assets per share	¥7,715.91	¥7,946.28
[The calculation method]
Net assets	11,451,611	11,213,825
Amounts excluded from Net assets	683,290	331,615
Stock acquisition rights	4,750	4,065
Non-controlling interests	678,540	327,550

Net assets attributable to common stock at the end of the period	¥10,768,320	¥10,882,209

Number of common stock at the end of the period used for the calculation of Net assets per share (in thousands)	1,395,600	1,369,472

2. Earnings per share and Earnings per share (diluted) and each calculation method

	Millions of yen, except per share data and number of shares
Six months ended September 30	2018	2019
(i) Earnings per share	¥337.70	¥312.84
[The calculation method]
Profit attributable to owners of parent	472,648	431,955
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	472,648	431,955
Average number of common stock during the period (in thousands)	1,399,599	1,380,757
(ii) Earnings per share (diluted)	¥337.47	¥312.64
[The calculation method]
Adjustment for profit attributable to owners of parent	(8)	(13)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(8)	(13)
Increase in the number of common stock (in thousands)	941	817
Stock acquisition rights (in thousands)	941	817

(Significant Subsequent Events)

There are no significant subsequent events to be disclosed.

(Others)

Not applicable.

(Non-consolidated financial statements)

1. Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
	March 31, 2019	September 30, 2019	September 30, 2019
Assets:
Current assets
Cash and due from banks	¥434,005	¥228,513	$2,117
Other current assets	198,492	96,480	894

Total current assets	632,497	324,993	3,011

Fixed assets
Tangible fixed assets	13,809	13,814	128
Intangible fixed assets	276	260	2
Investments and other assets	12,344,803	13,270,994	122,959
Investments in subsidiaries and affiliates	6,085,818	6,320,720	58,563
Long-term loans receivable from subsidiaries and affiliates	6,258,343	6,949,009	64,384
Other investments and other assets	641	1,265	12

Total fixed assets	12,358,889	13,285,069	123,090

Total assets	¥12,991,386	¥13,610,062	$126,101

Liabilities:
Current liabilities
Short-term borrowings	¥1,228,030	¥1,228,030	$11,378
Income taxes payable	9	6	0
Reserve for employee bonuses	722	731	7
Reserve for executive bonuses	389	—	—
Other current liabilities	52,181	52,811	489

Total current liabilities	1,281,332	1,281,578	11,874

Fixed liabilities
Bonds	5,790,820	6,476,525	60,007
Long-term borrowings	234,223	239,184	2,216

Total fixed liabilities	6,025,043	6,715,709	62,223

Total liabilities	7,306,375	7,997,288	74,097

Net assets:
Stockholders’ equity
Capital stock	2,339,443	2,339,964	21,680
Capital surplus
Capital reserve	1,560,921	1,561,442	14,467

Total capital surplus	1,560,921	1,561,442	14,467

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	282
Retained earnings brought forward	1,767,989	1,692,922	15,685

Total retained earnings	1,798,409	1,723,342	15,967

Treasury stock	(16,302)	(14,189)	(131)

Total stockholders’ equity	5,682,471	5,610,560	51,983

Stock acquisition rights	2,539	2,214	21

Total net assets	5,685,011	5,612,774	52,004

Total liabilities and net assets	¥12,991,386	¥13,610,062	$126,101

2. Non-consolidated statements of income

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2018	2019	2019
Operating income:
Dividends on investments in subsidiaries and affiliates	¥165,071	¥171,855	$1,592
Fees and commissions received from subsidiaries and affiliates	2,922	5,569	52
Interests on loans receivable from subsidiaries and affiliates	69,488	78,393	726

Total operating income	237,482	255,818	2,370

Operating expenses:
General and administrative expenses	11,677	13,145	122
Interest on bonds	69,064	77,468	718
Interest on long term borrowings	3,023	3,505	32

Total operating expenses	83,766	94,119	872

Operating profit	153,716	161,698	1,498

Non-operating income	107	125	1
Non-operating expenses	3,482	6,099	57

Ordinary profit	150,341	155,724	1,443

Extraordinary losses	—	2	0

Income before income taxes	150,341	155,721	1,443

Income taxes-current	(4,044)	(3,605)	(33)
Income taxes-deferred	(22)	(9)	(0)

Income taxes	(4,066)	(3,615)	(33)

Net income	¥154,408	¥159,337	$1,476

3. Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2018					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,338,743	¥1,560,221	¥24,286	¥1,584,508	¥30,420	¥1,581,073	¥1,611,493
Changes in the period:
Issuance of new stock	699	699		699
Cash dividends						(126,950)	(126,950)
Net income						154,408	154,408
Purchase of treasury stock
Disposal of treasury stock			(54)	(54)
Cancellation of treasury stock			(65,922)	(65,922)
Transfer from retained earnings to capital surplus			41,690	41,690		(41,690)	(41,690)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	699	699	(24,286)	(23,587)	—	(14,232)	(14,232)

Balance at the end of the period	¥2,339,443	¥1,560,921	¥—	¥1,560,921	¥30,420	¥1,566,840	¥1,597,260

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2018	Treasury Stock	Total
Balance at the beginning of the period	¥(12,493)	¥5,522,252	¥2,823	¥5,525,075
Changes in the period:
Issuance of new stock		1,398		1,398
Cash dividends		(126,950)		(126,950)
Net income		154,408		154,408
Purchase of treasury stock	(70,048)	(70,048)		(70,048)
Disposal of treasury stock	326	271		271
Cancellation of treasury stock	65,922	—		—
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the period			(268)	(268)

Net changes in the period	(3,799)	(40,919)	(268)	(41,187)

Balance at the end of the period	¥(16,292)	¥5,481,332	¥2,555	¥5,483,888

Six months ended September 30, 2019	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,339,443	¥1,560,921	¥—	¥1,560,921	¥30,420	¥1,767,989	¥1,798,409
Changes in the period:
Issuance of new stock	521	521		521
Cash dividends						(132,582)	(132,582)
Net income						159,337	159,337
Purchase of treasury stock
Disposal of treasury stock			(148)	(148)
Cancellation of treasury stock			(101,673)	(101,673)
Transfer from retained earnings to capital surplus			101,821	101,821		(101,821)	(101,821)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	521	521	—	521	—	(75,066)	(75,066)

Balance at the end of the period	¥2,339,964	¥1,561,442	¥—	¥1,561,442	¥30,420	¥1,692,922	¥1,723,342

Six months ended September 30, 2019	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
	Treasury Stock	Total
Balance at the beginning of the period	¥(16,302)	¥5,682,471	¥2,539	¥5,685,011
Changes in the period:
Issuance of new stock		1,043		1,043
Cash dividends		(132,582)		(132,582)
Net income		159,337		159,337
Purchase of treasury stock	(100,039)	(100,039)		(100,039)
Disposal of treasury stock	478	330		330
Cancellation of treasury stock	101,673	—		—
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the period			(325)	(325)

Net changes in the period	2,112	(71,910)	(325)	(72,236)

Balance at the end of the period	¥(14,189)	¥5,610,560	¥2,214	¥5,612,774

Six months ended September 30, 2019	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	$21,676	$14,462	$—	$14,462	$282	$16,381	$16,663
Changes in the period:
Issuance of new stock	5	5		5
Cash dividends						(1,228)	(1,228)
Net income						1,476	1,476
Purchase of treasury stock
Disposal of treasury stock			(1)	(1)
Cancellation of treasury stock			(942)	(942)
Transfer from retained earnings to capital surplus			943	943		(943)	(943)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	5	5	—	5	—	(696)	(696)

Balance at the end of the period	$21,680	$14,467	$—	$14,467	$282	$15,685	$15,967

Six months ended September 30, 2019	Millions of U. S. dollars
	Stockholders’ equity		Stock acquisition rights	Total net assets
	Treasury Stock	Total
Balance at the beginning of the period	$(151)	$52,650	$24	$52,673
Changes in the period:
Issuance of new stock		10		10
Cash dividends		(1,228)		(1,228)
Net income		1,476		1,476
Purchase of treasury stock	(927)	(927)		(927)
Disposal of treasury stock	4	3		3
Cancellation of treasury stock	942	—		—
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the period			(3)	(3)

Net changes in the period	20	(666)	(3)	(669)

Balance at the end of the period	$(131)	$51,983	$21	$52,004